April 10, 2025

Brian Johnston
Chief Executive Officer
NFiniTi Inc.
80 W. Liberty Street, Suite 880
Reno, Nevada 89501

        Re: NFiniTi Inc.
            Amendment No. 2 to Preliminary Information Statement on Schedule
14C
            Filed April 3, 2025
            File No. 333-180164
Dear Brian Johnston:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Amendment No. 2 to Preliminary Information Statement on Schedule 14C
General

1. Your revised disclosures indicate that the purpose of Proposal 1 is to increase the number of authorized shares to complete the transactions contemplated by the Share
       Exchange Agreement. Please revise your information statement to include the information required by Items 13 and 14 of Schedule 14A. Refer to Note A to
       Schedule 14A and Item 1 of Schedule 14C. Alternatively, provide us with a detailed legal analysis explaining why you believe you are not required to provide some or all of this information.
2. Since this filing relates to a contemplated acquisition, please disclose the considerations taken into account for filing under Form PREM14C.
 April 10, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claudia Rios at 202-551-8770 or Karina Dorin at 202-551-3763 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   Thomas E. Puzzo, Esq.